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Exhibit 99.2

Specialty Laboratories Announces
Appointments of Chairman and Interim Chief Executive Officer

        Santa Monica, Calif., April 22, 2002—Specialty Laboratories, Inc. (NYSE:SP) (Specialty), a leading research-driven clinical reference laboratory, announced today that James B. Peter, M.D., Ph.D., has stepped down from the positions of chairman and chief executive officer effective immediately. Thomas R. Testman has been elected by Specialty's board of directors to serve as chairman. Douglas S. Harrington, M.D. will assume the role of interim chief executive officer. Both Dr. Harrington and Mr. Testman are long-time members of Specialty's board of directors. Specialty's board of directors has narrowed its search for a permanent chief executive officer and is currently reviewing qualified candidates.

        Dr. Harrington has more than 18 years experience in the laboratory services and diagnostic devices markets. He currently serves as chairman of the board for ChromaVision Medical Systems, a publicly traded medical device company in San Juan Capistrano, where he served as chief executive officer from 1996 to 2001. Prior to ChromaVision Medical Systems, he served as president of Nichols Institute from 1992 to 1995. Nichols Institute, then a publicly traded specialized laboratory services company, has been part of Quest Diagnostics, a leading laboratory services provider, since 1995. Prior to 1992, Dr. Harrington held various other executive positions at Nichols Institute including laboratory director and vice president of operations. During his years at Nichols Institute, Dr. Harrington and his team successfully transitioned the company through regulatory issues, implementing a company-wide Quality Assurance and Regulatory Program.

        Dr. Harrington is a clinical professor of pathology and laboratory medicine at the University of Southern California and has authored more than 90 peer-reviewed publications. He received his B.A. in molecular biology and M.D. from the University of Colorado health science center in 1978 and is board certified in anatomic and clinical pathology and hematology. Dr. Harrington holds medical licenses in four states including California. He has multiple professional affiliations including the College of American Pathologists, American Society of Clinical Pathology and sits on the boards of two public and two private companies.

        During his thirty-year tenure at Ernst & Young LLP, Mr. Testman served in several managing partner capacities and was a long-time senior leader of the firm's health care practice. Since 1992, Mr. Testman has served on the board of directors of several public and private healthcare companies including MiniMed, Inc. and Nichols Institute and ChromaVision Medical Systems, Inc.

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995:

        Important factors which could cause our actual results to differ materially from those expressed or implied in forward-looking statements are detailed under "Risk Factors" in filings with the Securities and Exchange Commission made from time to time by Specialty Laboratories, including our Registration Statement on Form S-1 declared effective on December 8, 2000 and our periodic filings on Forms 10-K, 10-Q and 8-K. Specialtyundertakes no obligation to release publicly any revisions to any forward-looking statements to reflect events or circumstances occurring after the date hereof or to reflect the occurrence of unanticipated events.

Contact Information:

Greg Mann
Specialty Laboratories
310-586-7261
gmann@specialtylabs.com

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Specialty Laboratories Announces Appointments of Chairman and Interim Chief Executive Officer